UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2004, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

     THE PROCTER & GAMBLE
     PROFIT SHARING TRUST
     AND EMPLOYEE STOCK
     OWNERSHIP PLAN

     Financial Statements for the Years Ended
     June 30, 2004 and 2003 and Supplemental
     Schedules for the Year Ended June 30, 2004 and Report of Independent Registered Public
     Accounting Firm

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     June 30, 2004 and 2003                                                   2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2004 and 2003                               3

   Notes to Financial Statements for the Years Ended
     June 30, 2004 and 2003                                                 4-14

SUPPLEMENTAL SCHEDULES:                                                       15

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
     (Held at End of Year), June 30, 2004                                     16

   Form 5500, Schedule H, Part IV, Line 4j--Schedule of
     Reportable Transactions, for the Year Ended June 30, 2004                17

          All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
          Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Policy Committee and Trustees
Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the "Plan") as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.




/S/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP
Cincinnati, Ohio
September 13, 2004

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2004 AND 2003
----------------------------------------------------------------------------------------------------------

                                                                                2004              2003
INVESTMENTS:
  At fair value:
    Cash and cash equivalents, plus accrued interest                     $    51,140,938   $    54,712,265
    Money market funds                                                        52,633,438       250,366,405
    The Procter & Gamble Company common stock-
      114,647,393 shares (cost $2,066,933,585) at June 30, 2004;
      123,303,050 shares (cost $1,925,856,510) at June 30, 2003            6,241,404,075     5,498,082,999
    The Procter & Gamble Company ESOP Convertible
      Class A Preferred Stock:
        Series A-90,807,571 shares (cost $619,512,001) at June 30,
          2004; 96,025,438 shares (cost $655,108,963) at June 30, 2003     4,943,564,165     4,281,774,280
        Series B-69,926,896 shares (cost $906,212,946) at June 30,
          2004; 71,366,896 shares (cost $924,875,149) at June 30, 2003     3,806,820,218     3,182,249,893
    The J.M. Smucker Company common stock-
      952,546 shares (cost $10,769,753) at June 30, 2004;
      1,210,883 shares (cost $12,718,944) at June 30, 2003                    43,731,387        48,302,123
    Mutual funds                                                             694,891,295       610,285,683
    Loans to participants                                                     57,131,620        54,702,296

  At contract value:
    J.P. Morgan Stable Value Fund                                            237,225,027
    Deferred annuities                                                         1,297,325         1,297,325
                                                                         ---------------   ---------------

           Total investments                                              16,129,839,488    13,981,773,269
                                                                         ---------------   ---------------
ACCOUNTS RECEIVABLE:
  Contribution from The Procter & Gamble Company                             288,643,355       291,537,490
  Dividends receivable (Preferred Stock)                                      17,852,000        16,502,000
                                                                         ---------------   ---------------
           Total accounts receivable                                         306,495,355       308,039,490
                                                                         ---------------   ---------------
           Total assets                                                   16,436,334,843    14,289,812,759
                                                                         ---------------   ---------------
LIABILITIES:
  Interest payable on notes and debentures                                    52,219,565        51,842,049
  Note payable to The Procter & Gamble Company
    (Series A Preferred Stock)                                               277,000,000       194,200,000
  Notes payable (Series A Preferred Stock)                                                     110,396,426
  Debentures (Series B Preferred Stock)                                    1,000,000,000     1,000,000,000
                                                                         ---------------   ---------------
           Total liabilities                                               1,329,219,565     1,356,438,475
                                                                         ---------------   ---------------
NET ASSETS AVAILABLE FOR BENEFITS                                        $15,107,115,278   $12,933,374,284
                                                                         ===============   ===============

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2004 AND 2003
------------------------------------------------------------------------------------------------------------

                                                                                2004                2003
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value of investments        $  2,903,358,935    $     (2,350,461)
    Net appreciation in contract value of investments                          7,550,546
    Dividends                                                                275,352,020         262,074,860
    Interest on investments                                                   12,317,594           9,060,419
    Interest on loans to participants                                          3,432,022           3,879,258
                                                                        ----------------    ----------------
           Total investment income                                         3,202,011,117         272,664,076
                                                                        ----------------    ----------------
  Contributions by The Procter & Gamble Company
    (net of forfeitures of $1,762,497 in 2004 and $1,595,097 in 2003)        309,250,824         314,641,544
  Employee contributions                                                      73,377,018          67,053,409
  Employee rollovers                                                             770,961           1,869,350
                                                                        ----------------    ----------------
           Total contributions                                               383,398,803         383,564,303
                                                                        ----------------    ----------------
  Proceeds from class action award                                                27,902           1,081,776
                                                                        ----------------    ----------------
           Total additions                                                 3,585,437,822         657,310,155
                                                                        ----------------    ----------------
DEDUCTIONS:
  Distributions to participants:
    The Procter & Gamble Company common stock-
      12,746,005 shares (cost $149,321,386) in 2004;
      13,766,856 shares (cost $149,984,082) in 2003                          631,362,088         604,160,272
    Cash                                                                     497,303,377         495,081,831
    Deferred annuities                                                                               613,289
  Automatic dividends paid to participants                                    95,739,617          85,670,994
  Interest expense                                                           113,815,433         114,625,903
  Administrative expenses                                                      2,470,726             856,523
                                                                        ----------------    ----------------
           Total deductions                                                1,340,691,241       1,301,008,812
                                                                        ----------------    ----------------
TRANSFER-
  To The Procter & Gamble Retiree Benefit Trust                              (71,005,587)        (55,506,122)
                                                                        ----------------    ----------------

NET INCREASE (DECREASE) IN NET ASSETS                                      2,173,740,994        (699,204,779)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                       12,933,374,284      13,632,579,063
                                                                        ----------------    ----------------
  End of year                                                           $ 15,107,115,278    $ 12,933,374,284
                                                                        ----------------    ----------------

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004 AND 2003
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      GENERAL--The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company (the "Company") and certain of its subsidiaries. Effective January 1, 2001, November 16, 2001, and July 1, 2002, employees of Iams Co., Clairol, Inc., and Millstone Coffee Inc., respectively, were eligible to participate in the Plan. In addition, The Procter & Gamble U.S. Business Services Company, a newly created subsidiary of the Company, was authorized to participate in the Plan on January 1, 2002. The Plan is comprised of two trusts, the Retirement Trust ("RT") and the Employee Stock Ownership Trust ("ESOT"). These financial statements include the RT and the ESOT. The Plan is funded through both Company and employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan document should be referred to for the complete text of the Plan agreement.

      The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 5) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock ("Series A Preferred Stock") (see Note
      3). The number of shares initially issued increased to 145,454,544 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, August 22, 1997, and May 21, 2004. As a means of extending the benefits of the ESOP to participants over a longer period, the ESOT entered into a term loan agreement with the Company under which outstanding borrowings were $277,000,000 and $194,200,000 as of June 30, 2004 and 2003, respectively (see Note 5). The shares of Series A Preferred Stock are utilized to fund a portion of the Company's contribution to the Plan.

      In May 1990, the Company's Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan document. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 6) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock ("Series B Preferred Stock") (see Note
      4). The number of outstanding shares increased to 76,569,672 as a result of the two-for-one stock splits effective May 15, 1992, August 22, 1997, and May 21, 2004. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 4). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

      At June 30, 2004 and 2003, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $2,802,812,612 and $2,179,116,589, respectively. The related postretirement obligations are not a component of this Plan's obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.

      The balances in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and other are summarized as follows for the years ended June 30, 2004 and 2003:

                                                                                            2004
                                                      --------------------------------------------------------------------------
                                                             Series A           Series B               Other              Total

       Short-term investments plus accrued interest   $    16,636,872    $    36,135,394    $         --        $    52,772,266
       Common stock                                                                               22,396,235         22,396,235
       Loans to participants                                                                         277,203            277,203
       Mutual funds and other investments                                                         37,207,364         37,207,364
       Series A Preferred Stock                         4,943,564,165                                             4,943,564,165
       Series B Preferred Stock                                            3,806,820,218                          3,806,820,218
                                                      ---------------    ---------------    ----------------    ---------------
                  Total investments                     4,960,201,037      3,842,955,612          59,880,802      8,863,037,451

       Dividends receivable                                11,195,000          6,657,000                             17,852,000
                                                      ---------------    ---------------    ----------------    ---------------
                  Total assets                          4,971,396,037      3,849,612,612          59,880,802      8,880,889,451
                                                      ---------------    ---------------    ----------------    ---------------
       Interest payable on notes and debentures            (5,419,565)       (46,800,000)                           (52,219,565)
       Note payable to The Procter & Gamble
         Company  (Series A Preferred Stock)             (277,000,000)                                             (277,000,000)
       Debentures (Series B Preferred Stock)                              (1,000,000,000)                        (1,000,000,000)
                                                      ---------------    ---------------    ----------------    ---------------
                  Total liabilities                      (282,419,565)    (1,046,800,000)             --         (1,329,219,565)
                                                      ---------------    ---------------    ----------------    ---------------
       ESOT net assets                                $ 4,688,976,472    $ 2,802,812,612    $     59,880,802    $ 7,551,669,886
                                                      ===============    ===============    ================    ================


                                                                                            2003
                                                      --------------------------------------------------------------------------
                                                             Series A           Series B               Other              Total

       Short-term investments plus accrued interest   $    27,387,306    $    36,872,696    $         -         $    64,260,002
       Common stock                                                                                5,621,996          5,621,996
       Loans to participants                                                                         516,145            516,145
       Mutual funds and other investments                                                         19,310,188         19,310,188
       Series A Preferred Stock                         4,281,774,280                                             4,281,774,280
       Series B Preferred Stock                                            3,182,249,893                          3,182,249,893
                                                      ---------------    ---------------    ----------------    ---------------
                  Total investments                     4,309,161,586      3,219,122,589          25,448,329      7,553,732,504

       Dividends receivable                                 9,708,000          6,794,000                             16,502,000
                                                      ---------------    ---------------    ----------------    ---------------
                  Total assets                          4,318,869,586      3,225,916,589          25,448,329      7,570,234,504
                                                      ---------------    ---------------    ----------------    ---------------
       Interest payable on notes and debentures            (5,042,049)       (46,800,000)                           (51,842,049)
       Note payable to The Procter & Gamble
         Company  (Series A Preferred Stock)             (194,200,000)                                             (194,200,000)
       Notes payable (Series A Preferred Stock)          (110,396,426)                                             (110,396,426)
       Debentures (Series B Preferred Stock)                              (1,000,000,000)                        (1,000,000,000)
                                                      ---------------    ---------------    ----------------    ---------------
                  Total liabilities                      (309,638,475)    (1,046,800,000)           -            (1,356,438,475)
                                                      ---------------    ---------------    ----------------    ---------------
       ESOT net assets                                $ 4,009,231,111    $ 2,179,116,589    $     25,448,329    $ 6,213,796,029
                                                      ===============    ===============    ================    ===============

      The activity in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and other are summarized as follows for the years ended June 30, 2004 and 2003:

                                                             Series A           Series B             Other                Total
       ESOT net assets-June 30, 2002                  $ 4,216,549,237    $ 2,241,375,336    $    17,635,991     $ 6,475,560,564

         Net appreciation (depreciation)
           in fair value of investments                   (14,564,913)        (5,927,890)         4,567,042         (15,925,761)
         Interest on investments and dividends             81,446,911         73,878,440            414,737         155,740,088
         Interest on loans to participants                                                          52,643               52,643
         Contributions by The Procter & Gamble
           Company                                          4,174,939         18,896,825                             23,071,764
         Distributions to participants                     (7,388,228)                         (226,225,421)       (233,613,649)
         Automatic dividends to participants              (20,957,595)                                              (20,957,595)
         Interest expense                                 (21,025,903)       (93,600,000)                          (114,625,903)
         Conversions to other investments                (229,003,337)                          229,003,337
         Net transfers among trusts                                          (55,506,122)                           (55,506,122)
                                                      ---------------    ---------------    ----------------    ---------------
       ESOT net assets-June 30, 2003                    4,009,231,111      2,179,116,589         25,448,329       6,213,796,029

         Net appreciation in fair value
           of investments                                 897,719,345        695,575,914         27,416,004       1,620,711,263
         Net appreciation in contract value
           of investments                                                                           407,033             407,033
         Interest on investments and dividends             89,244,303         72,422,445            617,841         162,284,589
         Interest on loans to participants                                                           25,740              25,740
         Contributions by The Procter & Gamble
           Company                                                            20,303,251                             20,303,251
         Distributions to participants                     (7,448,484)                         (252,288,604)       (259,737,088)
         Automatic dividends to participants              (21,608,579)                                              (21,608,579)
         Interest expense                                 (20,215,433)       (93,600,000)                          (113,815,433)
         Administrative expense                                                                     (29,958)            (29,958)
         Conversions to other investments                (258,284,417)                          258,284,417
         Net transfers among trusts                           338,626        (71,005,587)                           (70,666,961)
                                                      ---------------    ---------------    ----------------    ---------------
       ESOT net assets-June 30, 2004                  $ 4,688,976,472    $ 2,802,812,612    $     59,880,802    $ 7,551,669,886
                                                      ===============    ===============    ================    ===============


      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the allocation of Company contributions (see Note 7), his or her employee contributions (see
      Note 8) and Plan earnings. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

      Dividends earned on the shares of Company common stock within a participant's account are automatically distributed to the participant as part of his or her compensation, subject to IRS limitations. Dividends earned on the shares of Company preferred stock within a participant's account are automatically distributed to the participant as part of his or her compensation, subject to IRS limitations and only occurs to non-highly compensated participants. Any dividend not distributed to a participant is reinvested in the Plan. At the same time the dividend is distributed, the Company adjusts the participant's wages by the amount of the dividend. The Company then allocates a discretionary contribution consisting of Series A Preferred Stock to the participant's account that is equal to the amount of the dividend. The discretionary contribution is used to prepay debt on the Plan's note payable (Series A Preferred Stock), resulting in the release of Series A Preferred Stock equal to the aggregate dividend.

      Vested participants may allocate the portion of the annual Company contribution received in cash between the money market fund, individual deferred annuities, JP Morgan bond fund, JP Morgan Stable Value fund and common stock of the Company. Employee contributions, account balances of vested participants that have reached the age of fifty, and participants in the Retirement Plus feature may be allocated to any of the investment options within the RT.

      Effective July 1, 2004, all participants have the option of receiving cash for dividends earned on shares of Company common stock or reinvesting the dividends. All dividends will be reinvested or distributed based on participant election. If no election is made, dividends will default to reinvestment.

      RETIREMENT PLUS--The Retirement Plus feature allows a retiree or a vested former employee with account balances equal to or greater than $5,000 to maintain some or all of his or her funds in the Plan. If a participant chooses the Retirement Plus option, he or she must maintain at least 40% of his or her employer-contributed account balance invested in Company stock (any combination of preferred and common). Retired and former-employee participants, and spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends or receiving these amounts as cash. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan document. Each participant's account is credited with an allocation of Plan earnings.

      VESTING--A participant is fully vested in employee contributions plus actual earnings thereon in his or her account regardless of years of service. A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours, as defined in the plan agreement; however, the participant is immediately 100% vested in the Company's additional preferred contributions.

      PARTICIPANT LOANS--The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan document and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence).

      PAYMENT OF BENEFITS--Retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70 1/2). Upon election of a distribution, a vested participant may elect to receive (1) all or a partial amount in cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 20 years or the participant's life expectancy. Active participants are permitted to receive annual in-service withdrawals up to 2% of their account balance.

      Effective July 1, 2004, participants will no longer be permitted to receive annual in-service withdrawals.

      FORFEITED ACCOUNTS--Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual Company contribution.

      THE J.M. SMUCKER COMPANY COMMON STOCK--In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker spin-off was allocated between the Company common stock held and the Smucker common stock received. For participant accounts with Company preferred stock, a preferred stock dividend was awarded based on a predetermined calculation in sufficient amounts to approximate the fifty-to-one common stock ratio. All grants related to common stock were made in Smucker common stock; however, vested participants have the option of selling the Smucker common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smucker.

      STOCK SPLIT--In March 2004, the Company's Board of Directors approved a two-for-one stock split effective for common and preferred shareholders of record as of May 21, 2004. The financial statements, notes and other references to share data have been restated to reflect the stock split for all periods presented.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including Company common stock, Company preferred stock, Smucker common stock, investment contracts and various mutual funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value except for its benefit-responsive contract (Note 11), which is valued at contract value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. Fair value of the Series A Preferred Stock and Series B Preferred Stock is determined as the greater of the fair value of the Company's common stock as defined in the Plan document or $6.82 (Series A) and $12.96 (Series B) per share (see Notes 3 and 4). The Series A and Series B Preferred Stock and the Company common stock included in the statements of net assets are recorded at $54.44 and $44.59 per share as of June 30, 2004 and 2003, respectively. Deferred annuities are recorded at contract value (cost plus accumulated interest), which approximates fair value. Mutual funds ("Funds") are valued by the Fund manager, JP Morgan Investment Management, Inc., based upon the fair values of the Funds' underlying investments. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

      ADMINISTRATIVE EXPENSES--All administrative expenses of the Plan are paid by the Company, provided however, that investment and recordkeeping expenses shall be paid by the Plan to the extent that such expenses are not paid by the Company. Effective July 1, 2002, the Plan converted its commingled investments to institutional funds. As a result, any such investment expenses are netted with earnings by JP Morgan and reported to the Company as a net amount. Loan administration fees paid by participants, totaling $378,544 and $341,774, for the years ended June 30, 2004 and 2003, respectively, are reflected in the Plan's statements of changes in net assets. In addition, recordkeeping fees to JP Morgan Retirement Plan Services, totaling $2,092,182 and $514,749, for the year ended June 30, 2004 and the quarter ended June 30, 2003, respectively, are paid by the Plan and/or the participants and are reflected in the Plan's statements of changes in net assets. Prior to July 1, 2003, the Company paid the recordkeeping fees for the first three quarters of the year. Effective July 1, 2003, recordkeeping fees are deducted from participant accounts on a quarterly basis, totaling $46 annually per participant. Payment of the fee is pro-rated between the participant's RT and ESOT balances. If a participant's account lacks sufficient funds to cover the expense, the Plan will pay any amount not covered by the participant's funds.

      PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution.

3.    SERIES A PREFERRED STOCK

      CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS--The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $6.82 per share of Series A Preferred Stock plus accrued dividends or one share of the Company's common stock, whichever has a higher value. Participants must receive distributions of cash or common stock upon election of a distribution from the Plan. Participants age 55 to 59 may also elect to convert up to 25% of their shares of Series A Preferred Stock to alternative investments, which are held by the Plan. This conversion option increases to 50% at age 60. The fair value of the Company's common stock as of June 30, 2004 and 2003 was $54.44 and $44.59, respectively, per share. During 2004 and 2003, respectively, 5,217,668 (cost $35,584,496, fair value $258,284,417) and
      5,539,464 (cost $37,793,131, fair value $229,003,337) shares of Series A
      Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

      ELIGIBILITY--All participants are eligible for allocation of Series A Preferred Stock.

      DIVIDEND RIGHTS--In 2004 and 2003, annual dividends of $0.9325 and $0.82 per share, respectively, were paid quarterly at $0.2275 per share for the first three quarters in 2004 and $0.25 per share for the last quarter in 2004 and quarterly at $0.2050 per share in 2003. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

      CALL PROVISIONS--The Series A Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

      VOTING RIGHTS--Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

      RESTRICTIONS ON TRANSFER--The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

      ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS--Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan document as the borrowings are repaid (see Note
      5). During 2004 and 2003, respectively, 3,237,704 and 3,840,134 shares of Series A Preferred Stock valued at $164,704,503 and $169,993,097, respectively, were released for allocation to participant accounts, of which $51,208,969 and $60,847,463, respectively, was used to fund a portion of the annual profit sharing contribution and $113,495,534 and $109,145,634, respectively, was used to fund annual dividends on allocated shares. At June 30, 2004 and 2003, 28,295,994 and 31,533,698 shares of
      Series A Preferred Stock, respectively, were unallocated.

4.    SERIES B PREFERRED STOCK

      CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS--The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $12.96 per share of Series B Preferred Stock plus accrued dividends or one share of the Company's common stock, whichever has a higher value. The fair value of the Company's common stock as of June 30, 2004 and 2003 was $54.44 and $44.59, respectively, per share. During 2004 and 2003, respectively, 1,440,000 (cost $18,662,203, fair value $71,005,587) and 1,280,000 (cost
      $16,588,681, fair value $55,506,122) shares of Series B Preferred Stock plus accrued dividends were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

      ELIGIBILITY--Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

      DIVIDEND RIGHTS--Annual dividends of $1.022 per share are paid quarterly at $0.2555 per share. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

      CALL PROVISIONS--The Series B Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

      VOTING RIGHTS--Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

      RESTRICTIONS ON TRANSFER--The Company has the right of first refusal on the purchase of Series B Preferred Stock. In the event the Company does not exercise its right of first refusal, upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

      ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS--Shares of the Series B Preferred Stock are released for straight line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 6). In 2004 and 2003, 2,189972 shares and 2,189,972 shares of Series B Preferred Stock valued at $123,970,059 and $99,383,001, respectively, were released for allocation to participant accounts. At June 30, 2004 and 2003, 48,527,539 and 50,717,511 shares of Series B Preferred Stock, respectively, were unallocated.

5.    NOTES PAYABLE (SERIES A PREFERRED STOCK)

      The ESOT entered into a note payable to The Procter & Gamble Company on March 3, 1999 under which the Plan could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 reducing the total principal amount available to $277,000,000. Mandatory semiannual repayments of principal and interest commence on September 3, 2005 and will be funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. The loan bears an interest rate of 6% and borrowings as of June 30, 2004 and 2003 were $277,000,000 and $194,200,000, respectively. The Plan borrowed $82,800,000 and $69,600,000 during the years ended June 30, 2004 and 2003, respectively. No principal borrowings are allowed during the year ended June 30, 2005.

      Other notes payable consist of the following at June 30, 2003:

        Interest
          Rates      Series       Maturity Date         Principal

          8.33%      Series K     September 3, 2003     $ 54,072,164
          8.33%      Series K     March 3, 2004           56,324,262
                                                        ------------
        Total                                           $110,396,426
                                                        ============

      The Series K notes were guaranteed by the Company. Repayment of principal and interest was funded through annual contributions by the Company and dividends received on the Series A Preferred Stock.

      The fair value of the total outstanding Series K notes payable was estimated based on current rates for debt of the same remaining maturities and approximated $110,396,426 at June 30, 2003.

6.    DEBENTURES (SERIES B PREFERRED STOCK)

      The $1,000,000,000 debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. The debentures are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximates $1,305,190,000 and $1,475,755,000, respectively, at June 30, 2004 and
      2003.

7.    COMPANY CONTRIBUTION

      Annual credits to participants' accounts are based on individual base salary and years of service not exceeding 15% of total compensation of Plan participants as defined in the Plan document. The Company's contribution is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan document (see Note 3). The Company also funds a portion of principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 5 and 6). Beginning in 1997 and subsequently modified in 1999, the Company's cash contribution is guaranteed up to $300 million above and beyond the benefit funded by the shares released by the ESOT as specified in the Plan document.

      Company contributions to the Plan for the years ended June 30, 2004 and 2003 are as follows:

                                                    2004             2003

         Contribution for debt service          $ 20,303,251      $ 23,071,764
         Contribution for Annual Fund Credit     288,947,573       291,569,780
                                                ------------      ------------
         Total                                  $309,250,824      $314,641,544
                                                ============      ============

8.    EMPLOYEE CONTRIBUTIONS

      Participants may elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to IRS limits. Participants can rollover balances from conduit IRAs and qualified plans of former employers. In accordance with new IRS regulations, participants age 50 or older are eligible to contribute an additional $3,000 as a "catch-up" contribution in excess of the $13,000 maximum 401(k) contribution for the calendar year ended December 31, 2004.

9.    INVESTMENTS

      The Plan's investments consist of the following at June 30, 2004 and 2003. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                      2004                 2003
         At fair value:
           Common stock (A)-
             The Procter & Gamble Company      $ 6,241,404,075   $ 5,498,082,999
           Preferred stocks-
             The Procter & Gamble Company ESOP
               Convertible Class A:
               Series A                          4,943,564,165     4,281,774,280
               Series B                          3,806,820,218     3,182,249,893
           Other investments                       899,528,678     1,018,368,772
                                               ---------------   ---------------
                                                15,891,317,136    13,980,475,944
         At contract value-
           J.P. Morgan Stable Value fund and
             deferred annuities                    238,522,352         1,297,325
                                               ---------------   ---------------
         Total                                 $16,129,839,488   $13,981,773,269
                                               ===============   ===============
         (A)  Nonparticipant-directed.


      For the years ended June 30, 2004 and 2003, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

                                                                             2004          2003
         At fair value:
           Net appreciation (depreciation) in fair value of:
             The Procter & Gamble Company common stock                 $1,224,448,970  $  8,725,342
             The Procter & Gamble Company Series A Preferred Stock        897,719,345   (14,564,912)
             The Procter & Gamble Company Series B Preferred Stock        695,575,914    (5,927,890)
             Mutual funds and other investments                            85,614,706     9,416,999
                                                                       --------------  ------------
                                                                        2,903,358,935    (2,350,461)
At contract value-
  Net appreciation in fair value of the J.P. Morgan Stable
    Value Fund                                                              7,550,546
                                                                       --------------  ------------
Total                                                                  $2,910,909,481  $ (2,350,461)
                                                                       ==============  ============

10.   NONPARTICIPANT-DIRECTED INVESTMENTS

      The Procter & Gamble Company common stock is considered to be nonparticipant-directed under the guidance of SOP 99-3 because Retirement Plus participants are required to maintain at least 40% of their employer-contributed account balances in Company common stock.

      Information about the net assets relating to the nonparticipant-directed investments as of June 30, 2004 and 2003 is as follows:

                                                       2004             2003
        Net assets-The Procter & Gamble Company
          common stock                           $6,241,404,075   $5,498,082,999
                                                 ==============   ==============

      The significant components of the changes in net asssets relating to the nonparticipant-directed investments for the years ended June 30, 2004 and 2003 are as follows:

           Net appreciation in fair value        $1,224,448,970  $   8,725,342
           Dividends                                112,991,162    107,161,350
           Contributions                            317,436,404    300,416,554
           Distributions to participants           (918,111,634)   (850,777,043)
           Net interfund transfers                 (237,502,494)   (224,382,174)
           Conversion from preferred stock          244,058,668     225,853,094
                                                  -------------   -------------
                   Total changes in net assets   $  743,321,076  $ (433,002,877)
                                                  -------------  --------------
           Net assets-beginning of year           5,498,082,999   5,931,085,876
                                                  -------------  --------------
           Net assets-end of year                $6,241,404,075  $5,498,082,999
                                                 ==============  ==============

11.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

      During the Plan year ended June 30, 2004, the Plan entered into a benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A. and State Street Bank & Trust Company (collectively, the "issuers"). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was 4.37% at June 30, 2004. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The average yield for the year ended June 30, 2004 was 3.9%.

12.   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by J.P. Morgan. J.P. Morgan is the recordkeeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

      During the Plan years ended June 30, 2004 and 2003, borrowings outstanding under the term loan agreement (see Note 5) between The Procter & Gamble Company, the sponsoring employer, and the Plan were $277,000,000 and $194,200,000, respectively.

      At June 30, 2004 and 2003, the Plan held 114,647,393 and 123,303,050 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $2,066,933,585 and $1,925,856,510, respectively. During the years ended June 30, 2004 and 2003, the Plan recorded dividend income from The Procter & Gamble Company common stock of $112,991,162 and $106,124,283, respectively.

      At June 30, 2004 and 2003, the Plan held 90,807,571 and 96,025,438 shares, respectively, of Series A preferred stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $619,512,001 and $655,108,963, respectively. During the years ended June 30, 2004 and 2003, the Plan recorded dividend income from The Procter & Gamble Company Series A preferred stock of $89,126,489 and $81,280,617, respectively.

      At June 30, 2004 and 2003, the Plan held 69,926,896 and 71,366,896 shares, respectively, of Series B preferred stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $906,212,946 and $924,875,149, respectively. During the years ended June 30, 2004 and 2003, the Plan recorded dividend income from The Procter & Gamble Company Series B preferred stock of $72,248,088 and $73,632,610, respectively.

13.   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

14.   FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 2000, that the Plan and related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trusts continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

15.   CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 was approved. The Plan joined the class of plaintiffs on March 28, 2002. During 2004 and 2003, the RT received settlement proceeds of $27,902 and $1,081,776, respectively. As the ESOT did not hold Company common stock until 2002, no related settlement proceeds were received.

                                     ******

                             SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Fair Value/
             Identity of Issue                                  Description of Investment                         Contract Value
At Fair Value:
  SHORT-TERM INVESTMENTS:
    J.P. Morgan Chase Bank*                          Liquified Cash**                                            $    51,140,939
    J.P. Morgan Chase Bank*                          Money Market Fund**                                              52,633,438

  THE PROCTER & GAMBLE COMPANY*                      Common stock, no par value, 114,647,393 shares
                                                       (cost $2,066,933,585)                                       6,241,404,075

  THE PROCTER & GAMBLE COMPANY*                      Series A ESOP Convertible Class A Preferred Stock
                                                       no par value, 90,807,571 shares (cost $619,512,001)         4,943,564,165

  THE PROCTER & GAMBLE COMPANY*                      Series B ESOP Convertible Class B Preferred Stock
                                                       no par value, 69,926,896 shares (cost $906,212,946)         3,806,820,218

  THE J.M. SMUCKER COMPANY                           Common stock, no par value, 952,546 shares**                     43,731,387

  MUTUAL FUNDS:
    JP Morgan Chase Bank*                            Bond Fund**                                                     176,398,546
    JP Morgan Chase Bank*                            Fleming International Equity Fund**                              94,253,964
    Fidelity                                         Dividend Growth Fund**                                           77,888,563
    Fidelity                                         Low Priced Stock Fund**                                         149,804,316
    American Century, Inc.                           Equity Index Fund**                                             196,539,544
    Merrill Lynch                                    Government Series Bond Fund**                                         6,362

  LOANS TO PARTICIPANTS                              Various participants, interest rates ranging
                                                       from 5.00% to 10.50% maturities ranging from
                                                       July 2003 through December 2014                                57,131,620
                                                                                                                 ---------------

TOTAL                                                                                                             15,891,317,136
                                                                                                                 ---------------
At Contract Value:
  THE J.P. MORGAN STABLE VALUE FUND:
    US Treasury                                      US Treasury Note 1.125%, due June 30, 2005**                        589,538
    US Treasury                                      US Treasury Note 1.500%, due July 31, 2005**                        511,560
  Common Collective Trusts Funds:
    J.P. Morgan Chase Bank*                          Liquidity Fund**                                                  7,228,331
    J.P. Morgan Chase Bank*                          Intermediate Bond Fund**                                        223,367,237
  Monumental Life Insurance Company,
    Bank of America, N.A.,
      State Street Bank and Trust Company            Wrapper Contract**                                                5,528,361

  VARIOUS INSURANCE COMPANIES                        Deferred annuities                                                1,297,325
                                                                                                                 ---------------
TOTAL                                                                                                                238,522,352
                                                                                                                 ---------------
TOTAL ASSETS                                                                                                     $16,129,839,488
                                                                                                                 ===============


THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, LINE 4j-REPORTABLE TRANSACTIONS
YEAR ENDED JUNE 30, 2004

                                                                                             Cost of           Gain on
Description of Asset                     Purchases (A)                  Sales                 Sales              Sale
                                 --------------------------     ---------------------
SINGLE TRANSACTIONS-
  None

SERIES OF TRANSACTIONS (B)-
  The Procter & Gamble Company
    Common Stock                      $ 451,844,959   (366)     $ 607,841,474   (360)     $ 310,767,884     $ 297,073,590


NOTES:

A. The market value of all assets acquired at the time of acquisition is equal to the purchase price.

B. The numbers in parentheses represent the number of transactions.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Procter & Gamble Profit Sharing
                                        Trust and Employee Stock Ownership Plan


Date:  December ___, 2004               /S/ THOMAS J. MESS
                                        ------------------------------------
                                        Thomas J. Mess
                                        Secretary, Trustees of The Procter
                                        & Gamble Profit Sharing Trust and
                                        Employee Stock Ownership Plan





                                 EXHIBIT INDEX

Exhibit No.                                                         Page No.

   23                   Consent of Deloitte & Touche LLP